Filed Pursuant To Rule 433
Registration No. 333-167132
August 18, 2010
Jason Toussaint: Why Investors Should Buy Gold
Written by HardAssetsInvestor
August 18, 2010 12:00 am EDT
MIKE NORMAN: Hello everybody, and welcome to HardAssetsInvestor.com. I’m Mike Norman your host. Today my guest is Jason Toussaint. He is the Managing Director of Investments at the World Gold Council. Jason, thank you very much for joining me here today.
JASON TOUSSAINT: It’s a pleasure to be here. Thank you.
MR. NORMAN: I’m really happy to have you. The World Gold Council is a very important organization representing the gold industry. And why don’t you tell us a little bit about your organization and what its mission is.
MR. TOUSSAINT: Sure, the World Gold Council is a market development organization that is owned by the largest gold mining companies in the world. And back in the 80s they decided to pool their resources into one organization which we now know as the World Gold Council. And our goal, and our mission in life if you will, is to create and sustain demand for gold, and we do that across a number of primary sectors, four sectors to be precise. We have an investment sector which I manage on a global basis which is informing and educating the investment public about the merits of gold in portfolio construction and long-term diversification. We have a government affairs division which works with central banks, many of them around the world, to understand Gold World as a reserve asset. We have an industrial sector which is dealing with semiconductor manufacturers et cetera, to increase and find more uses for gold in the industrial segment. And then of course last but not least the jewelry sector, which is the most important and the largest demand.
MR. NORMAN: It’s still the largest—
MR. TOUSSAINT: For sure.
MR. NORMAN: —aspect of the market. Let’s, let’s get into what you work with which is the investment area.
MR. TOUSSAINT: Right.
MR. NORMAN: And I would suspect that your job has gotten a lot easier in the past several years because of the tremendous increase in interest on the part of investors to want to get into gold. Let’s explore this phenomenon a little bit because, you know, it’s almost 40 years now since we went of the gold standard. Gold has been out there. It’s been available for people who wanted to own it either through physical bullion or futures. But it’s really been only recently that I think we’ve seen this change of view and attitudes towards gold where now you really start to see larger investors, institutional investors come in, in sizeable, taking sizeable positions and owning it as a real asset class now.
MR. TOUSSAINT: Right. Yeah, the very, very good point. The biggest shift that took place, and I think I would call it a paradigm shift, in this market is not necessarily the merits of gold investment because those have been around for quite some time and we’ll discuss those, but the access. And when we launched the SPDR gold shares here in the U.S. in 2004 having an exchange-traded product with all of the guaranteed two-way markets, infinite liquidity if you will of trading on the market overcame a lot of the issues that investors have had in the past with accumulating gold.
MR. NORMAN: We should just state that World Gold Council created the GLD, the very popular gold ETF that is currently out there right now and has really taken off among investors.
MR. TOUSSAINT: Correct, yes. We, we sponsored through a subsidiary based in New York World Gold Trust Services. We are the sponsor of the SPDR gold shares, of GLD, correct.
MR. NORMAN: Well that, that has got to be, I mean the success of that has got to be, you know, seen as anything beyond your wildest expectations. What is, what is the market cap of that ETF right now?
MR. TOUSSAINT: It’s just below 50 billion dollars.
MR. NORMAN: That’s huge!
MR. TOUSSAINT: It is. We are now the second largest ETF in the world. And what is very interesting if we look back to when we launched the product in November 2004 it surpassed one billion dollars in assets under management in its fourth trading day.
MR. NORMAN: Wow, that’s amazing.
MR. TOUSSAINT: Yeah, so we were absolutely tapping into latent demand by investors who wanted to invest in gold but didn’t necessarily know how. Before the ETFs if you wanted to invest in gold it was buying bars and coins primarily which is fraught with issues such as price discovery, where do I purchase these things, and then of course costs associated with transport insurance and storage.
MR. NORMAN: So let’s put a number on it. What percentage of gold demand prior to the ETF was represented by investor demand? And what percentage let’s say was jewelry fabrication?
MR. TOUSSAINT: Right, before the ETFs investment demand was roughly probably 15% of aggregate gold demand.
MR. NORMAN: And now where is it?
MR. TOUSSAINT: It’s upwards of, it depends on quarter to quarter, it is 20 to 30%.
MR. NORMAN: So it’s doubled.
MR. TOUSSAINT: Yes.
MR. NORMAN: It’s pretty much doubled.
MR. TOUSSAINT: Yes.
MR. NORMAN: And I would suspect that jewelry demand has stayed static. So the biggest component of overall demand, the most important is the investment side now.
MR. TOUSSAINT: Right, and I think the, kind of coming back to the access vehicle, looking at SPDR gold shares and frankly other gold ETFs backed by physical bullion available in the world, have really made gold investible for the first time for many classes of investors. So take for instance you mentioned pension funds.
MR. NORMAN: Right.
MR. TOUSSAINT: Pension funds are absolutely asking about the merits, and we work with them closely now, about why should they buy gold, and then more importantly how they do it. Because you can imagine if a pension fund wanted to buy a billion dollars worth of gold previously then they would need to worry about well where do we store it? How is this valued? How do we trade it? Et cetera, and trading gold is quite specialized. By putting it on exchange it is now part of the professional investment process.
MR. NORMAN: Sure, sure so it’s become much easier for them to buy into and that it’s easy to see why that has led to such, you know, a huge increase in the ownership, at least through that vehicle.

MR. TOUSSAINT: Yes.
MR. NORMAN: So just your outlook then in terms of we’ve seen a doubling in investment demand, probably not going to double again, you know, in a short period of time, but you definitely see that growing.
MR. TOUSSAINT: We absolutely do see investment demand continuing. We’re just barely, even at 50 billion dollars, I like to tell people we’re just barely scratching the surface now. There is a vast market out there that does not hold gold.
MR. NORMAN: How large is the total capitalization of the gold market roughly?
MR. TOUSSAINT: Six trillion dollars.
MR. NORMAN: Six trillion? So in the scheme of things it’s not really all that big, global GDP what 60, 70 trillion?
MR. TOUSSAINT: Right.
MR. NORMAN: You talk about maybe a large investment manager like BlackRock running three trillion.
MR. TOUSSAINT: Uh huh.
MR. NORMAN: But 50 billion compared to 6 trillion—
MR. TOUSSAINT: Right.
MR. NORMAN: —you definitely see that there’s more room to grow in there.
MR. TOUSSAINT: Absolutely, but then we need to also understand that the primary driver is jewelry, and the primary buyers of gold jewelry, the largest markets if you will, are the Middle East, India, and China. And those looking at continued demand and the relative balance between jewelry and investment I think what we will see is a continued increasing demand for jewelry in those markets. Because if you think of their domestic growth rates and the fact that in the case of China and India most importantly creation of a new middle class—
MR. NORMAN: I agree with you. Very important fundamental. Well, we’re out of time right now. I want to thank Jason for stopping by. And I will have Part 2 of my interview with Jason Toussaint. This is Mike Norman, signing off for now. See you next time. Bye-bye.

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